                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2005

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board examines the first-half 2005 results and approves plan to merge LA7 Televisioni into Telecom Italia Media

In application of IAS/IFRS standards, TI Media’s Internet operations (Tin.it and Virgilio) - sold to Telecom Italia on June 1, 2005 - have been entered onto the accounts as “discontinued operations”. Operational data from these businesses are no longer consolidated (revenues, EBITDA and operating income), though they do impact the net result after tax and the net financial position for the first five months of the year. Consequently, the Telecom Italia Media Group operating figures presented below essentially refer to the television business, APCom and the Buffetti Group.

Internet business sold for €950 million for a capital gain of approximately €901 million; buyback successfully completed for €147.7 million

First-half consolidated revenues amount to €154.4 million,

posting underlying organic growth of 9.6%

Consolidated operating income of -€62.2 million (-€35.3 million for the first half of 2004) impacted by digital terrestrial television start-up operations

Consolidated net income €860.9 million

(-€209.3 million for the same period in 2004)

The consolidated net financial position at the end of June 2005 was a positive €609.4 million (compared with a €170.7 million negative financial position at December 31, 2004)

 Net profit and cash positive financial position forecast for year-end 2005

Television unit: first half 2005 revenues up strongly (+20.7%), gross advertising revenue up 16.2% compared with the first half of 2004

LA7: growth in turnover (+35.1%) and audience figures (+15%); semester audience share at 2.6%, the best in years

MTV: overall gross advertising revenue up 9.4%; Italian-sourced advertising up 16% compared with the first half of 2004

Approximately 600,000 prepaid cards sold for football matches on digital terrestrial television by end of June 2005, rising to over 700,000 at the end of August 2005

Buffetti: improvements in EBITDA (+8.2%) and net debt, down to €18.5 million (from €24.2 million at year-end 2004)

Milan, September 6, 2005 – Today the Telecom Italia Media (Telecom Italia Group) Board of Directors, chaired by Riccardo Perissich, examined the Group and company’s first-half 2005 results.

Introduction

Telecom Italia Media now drafts its quarterly reports, consolidated half-year report and consolidated annual report in compliance with IAS/IFRS accounting standards. Individual company accounts will be adopting the same standards starting from the 2006 financial year. In order to foster greater clarity in the presentation of the Group accounts, appropriate adjustments and reclassifications have been made to the income, assets and finance data for 2004, in compliance with IAS/IFRS accounting standards and principles; this is to make it easier to compare last year’s figures with the first-half 2005 results.

Telecom Italia Media Group first-half 2005 results

The period benefitted from operations undertaken as part of the Telecom Italia Group Internet business restructuring plan, announced on April 4, 2005. On June 1, Telecom Italia Media completed the sale of its Virgilio and Tin.it businesses to Telecom Italia for an overall price of €950 million, and booked a capital gain of €901 million. Also in June, the company completed a buyback of up to 10% of its ordinary and savings shares for a total outlay of €147.7 million.

First-half 2005 revenues amounted to €154.4 million, slightly down (-1.6%) on the figure of €156.9 million posted for the first half of 2004. Organic growth corresponded to 9.6%, excluding the negative impact of changes to the consolidation area following the disposal of minor equity interests. The Television Unit posted revenue growth of 20.7%.

First-half 2005 profitability impacted by higher costs and investments in the content required to boost audience growth, and in digital terrestrial start-up activities. This reduced operating income by €22.3 million (compared to a €3.4 million impact in the first half of 2004). In consequence, EBITDA for the period corresponded to -€43.2 million (-€22 million for the first half of 2004), while operating income amounted to -€62.2 million (-€35.3 million for the first half of 2004).

The sale of Internet businesses (discontinued operations) generated a net effect of €906.3 million (compared with €3.1 million in the first half of 2004). In addition to the results of Internet activities during the first five months, corresponding to €10.2 million, this figure includes a capital gain of €901.1 million from the sale of these operations, and €5 million in charges incurred by the transaction.

Consequently, the Parent company’s share of the net result, net of income from discontinued operations, was €860.9 million (-€209.3 million for the same period in 2004).

Investments rose 64.5% compared with the same period in 2004 to €23.2 million, including €13 million for rights acquisitions and €5.4 million for digital terrestrial development.

The net financial position at the end of June 2005 was a positive €609.4 million (compared with a €170.7 million negative financial position at December 31, 2004). The difference may predominantly be ascribed to €950 million in income from the sale of the Internet unit to Telecom Italia, which was partially offset by an outlay of €147.7 million for the share buyback, investments and other expenditure over the period.

MANAGEMENT OUTLOOK

After earning €950 million from the sale of its Internet operations to Telecom Italia and booking a €901 million capital gain, the outlook for 2005 is for a positive result and an improvement in the company’s net financial position.

FIRST-HALF 2005 RESULTS BREAKDOWN BY BUSINESS UNIT

TELEVISION

Overall unit revenues rose a significant 20.7% compared with the same period in 2004 to €79.8 million, (up from €66.1 million), driven by a 16.2% rise in gross advertising revenue compared with the first half of 2004. Operating income was equal to -€49.9 million (-€22.9 million for the first half of 2004), predominantly owing to higher costs and investments in content to promote audience growth, and to the digital terrestrial start-up operations mentioned earlier, which had a -€22.3 million impact on operating income (-€3.4 million for the first half of 2004). Excluding these items, operating income amounted to -€27.6 million (compared with -€19.5 million for the first half of 2004).

LA7 achieved impressive audience growth and built on the successful response to the revised content plan implemented last autumn. Average progressive audience share for the first half of 2005 was equal to 2.6% (up 15% compared with the 2.3% figure registered for the first half of 2004); this was the best first-half performance recorded in recent years. The audience share continues to register month-on-month growth, with new peaks registered in May (2.7%) and June (2.8%, equal to approximately 12 million contacts per day). Established shows and newcomers all performed well. LA7 is building its sports program schedule too, with new UEFA Cup international football, the 6 Nations rugby tournament, and the World Superbike Championship; the network’s sailing coverage continues to be a hit with viewers, following the broadcast of the initial preliminary races for the America’s Cup in Valencia. Pay-per-view content on digital terrestrial (football, boxing and movies) continued to perform well: about 600,000 prepaid cards had been distributed by the end of June, a figure that rose to 700,000 by the end of August 2005. As a result, revenues rose to €41.9 million, up 35.1% compared with €31 million for the first half of 2004, while gross advertising revenues amounted to €50.2 million (up 22.3% compared with the first half of 2004).

MTV Italia consolidated and strengthened its position on the Italian advertising market, confirming its status as the number one youth television brand with revenues of €41.6 million (up 12.8% compared with the same period in 2004) and gross advertising revenues of €39.9 million, up 9.4% on the first half of 2004. Italian advertising revenues performed particularly well, rising 16%. MTV Italia has bloomed into a multichannel, multimedia network spanning TV, the Internet, satellite and advanced content for mobile phones. The network’s free-to-air television market content and commercial position continue to be enhanced, while it expands onto new, non-traditional markets. Over the period, MTV proceeded with its rollout of new content and a new look (“blooming days”), as well as launching two new satellite channels (Nickelodeon and Paramount Comedy) and the “MTV on demand” interactive channel, where viewers can customize the music they watch.

OFFICE PRODUCTS (BUFFETTI)

First-half 2005 Unit revenues amounted to €71 million, essentially in line with the first half of 2004 (€71.5 million). The positive trend continues, with EBITDA up 8.2% to €7.5 million (compared with €7 million for the first half of 2004), and an improved net financial position, with borrowing reduced to €18.5 million (from €24.2 million at December 31, 2004).

Telecom Italia Media SpA in the first half of 2005 (Italian accounting criteria)

In the wake of the June 1, 2005 sale of the Tin.it division to Telecom Italia, TI Media SpA earnings for the first half of the year, as drafted in compliance with Italian accounting criteria, included earnings from the first five months of the 2005 financial year from the Tin.it division, as opposed to a full six months in the first-half 2004 data used for comparison. Furthermore, the first-half 2005 balance sheet does not include assets and liabilities from the Tin.it division. In consequence, TI Media SpA income and balance sheet figures may not be compared with the same period in previous years.

In the first half of 2005, Telecom Italia Media SpA posted net income of €817 million (-€152.5 million for the first half of 2004). This result was boosted by the €847 million gain booked from the sale of Tin.it and Virgilio to Telecom Italia for a total price of €950 million, as part of the previously-mentioned plan to restructure the Group’s Internet activities.

§§§

Plan to merge LA7 Televisioni into Telecom Italia Media

The Board of Directors examined and approved the plan to merge La7 Televisioni SpA (“La7”) into Telecom Italia Media SpA. This move, which is the final phase of the previously-mentioned organizational restructuring plan announced on April 4, 2005, enables TI Media to rationalize its corporate structure and therefore complete the company’s strategy of focusing on its core media business. At the same time, the move has generated efficiencies in the holding company structure and simplified operating, administrative and corporate management processes.

As provided for in their respective company bylaws, the merger resolution shall be taken directly by the Boards of Directors of the two companies concerned, in compliance with the terms and conditions set forth in applicable law.

Following the merger, TI Media will replace La7 in all of its relationships, and take over La7’s concessions, licences and government authorization to operate as a private television broadcaster over terrestrial frequencies, and to run trials of digital terrestrial technology. The merger is scheduled to be completed by the end of 2005.

Media Relations

Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

TELECOM ITALIA MEDIA GROUP CONSOLIDATED BALANCE SHEET

		(a)	(*) (b)	(*)	(a-b)
	(in thousand of euro)	06.30.2005 (a)	12.31.2004 (b)	06.30.2004	Changes (a-b)
	NON-CURRENT ASSETS				
	Intangible assets				
	- Goodwill and other intangible assets with an indefinite life	163.493	170.722	171.252	(7.229)
	- Intangible assets with a finite life	82.176	77.154	77.839	5.022
		245.669	247.876	249.091	(2.207)
	Tangible assets				
	- Property, plant and equipment owned	39.814	40.786	32.881	(972)
	- Assets held under finance leases		10	13	(10)
		39.814	40.796	32.894	(982)
	Other non current assets				
	- Equity investments	8.269	9.319	13.377	(1.050)
	- Financial receivables and other non-current financial assets	1.298	1.256	967	42
	- Miscellaneous receivables and other non-current assets	974	127.104	1.034	(126.130)
		10.541	137.679	15.378	(127.138)
	Deferred tax assets	64.005	52.187	147.811	11.818
	TOTAL NON-CURRENT ASSETS (A)	360.029	478.538	445.174	(118.509)
	CURRENT ASSETS				
	Inventories	17.081	16.802	15.197	279
	Trade receivables, miscellaneous receivables and other current assets	301.867	177.618	176.820	124.249
	Financial assets				
	- Equity investments	-	-	42.600	-
	- Securities other than equity investments	-	48	193	(48)
		-	48	42.793	(48)
	Financial receivables and other current financial assets	148.134	292	351	147.842
	Cash and cash equivalents	611.704	20.125	36.962	591.579
	CURRENT ASSETS NOT HELD FOR SALE SUB TOTAL (B)	1.078.786	214.885	272.123	863.901
(**)	Assets held for sale (C)	-	189.658	172.123	(189.658)
	TOTAL CURRENT ASSETS (D= B+C)	1.078.786	404.543	444.246	674.243
	TOTAL ASSETS (A+D)	1.438.815	883.081	889.420	555.734
	SHAREHOLDERS' EQUITY				
	Shareholders' equity attributable to Parent				
	- Capital (net own shares)	99.997	111.108	93.894	(11.111)
	- Reserves (net own shares)	183.746	341.669	241.391	(157.923)
	- Retained earnings (accumulated losses), including profit or loss for the period	772.062	(104.141)	(87.017)	876.203
		1.055.805	348.636	248.268	707.169
	Minority interests	10.495	14.978	9.928	(4.483)
	TOTAL SHAREHOLDERS' EQUITY (A)	1.066.300	363.614	258.196	702.686
	NON-CURRENT LIABILITIES				
	Non-current financial liabilities	117	251	1.798	(134)
	Employee severance indemnities and other employee-related reserves	16.348	18.075	18.018	(1.727)
	Reserve for deferred taxes	102	69	128	33
	Reserve for future risk and charges	14.513	13.378	19.883	1.135
	Miscellaneous payables and other non-current liabilities		40		(40)
	TOTAL NON CURRENT LIABILITIES (B)	31.080	31.813	39.827	(733)
	CURRENT LIABILITIES				
	Current financial liabilities	151.604	177.051	289.981	(25.447)
	Trade payables, current tax payables, miscellaneous payables and other liabilities	189.831	170.980	168.038	18.851
	CURRENT LIABILITIES NOT HELD FOR SALE SUB TOTAL (C)	341.435	348.031	458.019	(6.596)
(**)	Liabilities relating to non-current assets held for sale (D)	-	139.623	133.378	(139.623)
	TOTAL CURRENT LIABILITIES (E=C+D)	341.435	487.654	591.397	(146.219)
	TOTAL LIABILITIES (F=B+E)	372.515	519.467	631.224	(146.952)
	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES (A+F)	1.438.815	883.081	889.420	555.734

(*) The historical data have been rectify to continuation of the application of the IAS; moreover (**) the activities and passivities of the B.U. Internet to the sale have been classified in the specific lines.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 6th, 2005

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer